B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

Thursday, October 2, 2008

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

Enclosures (17):

- Press release – March 28, 2008
- Press release – April 25, 2008
- Press release – September 22, 2008
- Press release – October 1, 2008
- 2008 Third Quarter Interim Report and Related Materials – period ending February 2, 2008 (3)
- 2008 Annual Report, proxy, notice of meeting, report of voting results, management information circular and related materials (7)
- 2009 First Quarter Interim Report and Related Materials – period ending August 2, 2008 (3)

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com

AMERICAN HOME TREASURES

PRESS RELEASE

Friday, March 28, 2008

For Immediate Release Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES THIRD QUARTER RESULTS

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario announces its unaudited consolidated financial and operating results for the third quarter ended February 2, 2008.

Sales for the first nine months were $7,457,732 compared to $8,780,485 last year, a 15% decrease. Net income for the first nine months was $305,481 ($0.04 per share) compared to net income of $697,119 ($0.09 per share) for the same period last year.

Sales for the third quarter were $2,827,476 compared to $2,975,028 during the same quarter last year. Net income for the third quarter was $154,977 ($0.02 per share) compared to $272,203 ($0.04 per share) in the same quarter last year.

Denis B.E. Donnelly, President and CEO stated, "The lower sales revenue and earnings compared to the prior year continue to reflect the impact of a weaker United States dollar and a softer United States economy. BFS is actively developing areas of growth within the direct to consumer division, including the new Bodhi Lifestyle™ catalogue and is confident these will provide incremental revenue and earnings. The new direct to consumer Health and Wellness Division (test site: bodhilifestyle.com) is anticipated to officially rollout in the Fall. The board of directors has decided to defer the declaration of a dividend this year and to focus on enhancing shareholder value with increased investment in the product line and the new catalogue division. The board anticipates resumption of an annual dividend payment next year."

FINANCIAL HIGHLIGHTS *(unaudited and not reviewed by an auditor)*	**Thirty-Nine Weeks Ended Feb. 2, 2008**	Thirty-Nine Weeks Ended Feb. 3, 2007	**Thirteen Weeks Ended Feb. 2, 2008**	Thirteen Weeks Ended Feb. 3, 2007
Sales	**$ 7,457,732**	$ 8,780,485	**$ 2,827,476**	$ 2,975,028
Income before income taxes	**500,980**	1,099,117	**254,532**	447,232
Income taxes	**195,499**	401,998	**99,555**	175,029
Net income	**305,481**	697,119	**154,977**	272,203
Basic and diluted earnings per share	**$ 0.04**	$ 0.09	**$ 0.02**	$ 0.04

The financial information included in this release is qualified in its entirety by and should be read together with the unaudited consolidated financial statements for the thirty-nine weeks ended February 2, 2008 and the notes thereto as filed on SEDAR.

BFS is a recognised independent manufacturer and distributor of home video with head office in Toronto, Ontario and sales office in Los Angeles, California, the company has been in business for 27 years and public for the past 13 years.

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast where applicable. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports, documentaries and health and wellness and is sold under the **BFS Video**, **American Home Treasures** and **Bodhi Lifestyle™** brands. North American distribution is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Friday, April 25, 2008

For Immediate Release

Stock Symbol: TSX Venture Exchange: BFS

CYRIL KAYE APPOINTED VICE PRESIDENT, SALES & BUSINESS DEVELOPMENT FOR BFS ENTERTAINMENT & MULTIMEDIA LIMITED

Denis Donnelly, President & CEO of **BFS Entertainment & Multimedia Limited**, is pleased to announce the appointment of Cyril Kaye to the position of Vice President, Sales & Business Development for BFS Entertainment & Multimedia Limited.

Mr. Kaye joins BFS with more than thirty years of experience in the home entertainment distribution business, including most recently, a twelve-year term as Vice President at KOCH Entertainment Canada, an Entertainment One Ltd. company.

"Cyril is a seasoned entertainment executive with decades of experience in sales, distribution and content acquisitions and will be a great addition to our management team," said Denis Donnelly. "With his impressive track record in the entertainment marketplace, Cyril is extremely qualified in this new position to take BFS to its next level of success. We are looking to Cyril to expand and drive our sales and marketing programs in and beyond our traditional niche and into new areas and new markets."

BFS Entertainment & Multimedia Limited is a recognised independent manufacturer and distributor of home video with head office in Toronto, Ontario and sales office in Los Angeles, California.

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast where applicable. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports, documentaries and health and wellness and is sold under the **BFS Video**, **American Home Treasures** and **Bodhi Lifestyle™** brands. North American distribution is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
Denis B.E. Donnelly
President & CEO
E-mail: ir@bfsent.com
Tel: (905) 884-2323
Fax: (905) 884-8292
Corporate Website: www.bfsent.com

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Monday, September 22, 2008

For Immediate Release | Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES NORMAL COURSE ISSUER BID

Richmond Hill, Ontario, Canada, September 22, 2008: BFS Entertainment & Multimedia Limited ("BFS") announced today that the TSX Venture Exchange has accepted BFS' notice of intention to make a normal course issuer bid for its common shares through the facilities of the TSX Venture Exchange.

On September 22, 2008, BFS may commence making purchases of up to a maximum of 422,483 common shares, which represents 5.4% of its issued and outstanding common shares and 10% of the 4,224,833 common shares of BFS held by persons other than senior officers, directors and principal shareholders of BFS. Any shares acquired will be purchased at the market price for the common shares at the time of acquisition and will be cancelled. Don Ross of Jones Gable & Company Limited will be the broker conducting the normal course issuer bid on behalf of the Company. The bid will terminate on the earlier of the dates determined by BFS and September 21, 2009. BFS currently has 7,828,333 issued and outstanding common shares.

During the period ended September 20, 2008 (i.e. the period of the Company's most recently completed normal course issuer bid), no common shares were purchased by the Company pursuant to such normal course issuer bid.

Proceeding with the normal course issuer bid will give BFS the flexibility to purchase its common shares if it determines that, as a result of the difference between BFS' view of the fundamental value of the common shares and the market price, it is in the best interest of BFS to do so.

BFS Entertainment & Multimedia Limited is a recognised independent manufacturer and distributor of home video with head office in Toronto, Ontario and sales office in Los Angeles, California.

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast where applicable. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports, documentaries and health and wellness and is sold under the **BFS Video, American Home Treasures** and **Bodhi Lifestyle™** brands. North American distribution is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel: (905) 884-2323
Fax: (905) 884-8292
Corporate Website: www.bfsent.com

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Wednesday, October 1, 2008

For Immediate Release

Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES FIRST QUARTER RESULTS

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario, announced its unaudited consolidated financial and operating results for the first quarter ended August 2, 2008.

Sales for the quarter were $1,967,096 compared to $1,950,702 during the same quarter last year. Net and comprehensive loss for the quarter was $157,153 ($0.02 per share) compared with a net and comprehensive profit of $56,710 ($0.01 per share) in the same quarter last year.

Denis B.E. Donnelly, President and CEO stated, "Our first quarter is traditionally our weakest quarter. During the first quarter of fiscal 2009, we were able to maintain our sales revenue in the face of collapsing U.S. consumer demand and a declining U.S. economy. Our new marketing initiatives are developing as anticipated and we are confident that they will contribute additional 2009 revenues and earnings in the second half of the year."

FINANCIAL HIGHLIGHTS (unaudited and not reviewed by an auditor)	Thirteen weeks ended			
		August 2, 2008		August 4, 2007
Sales	**$**	**1,967,096**	$	1,950,702
Income (loss) before income taxes		**(235,037)**		101,580
Income taxes (recovered)		**(77,884)**		44,870
Net and comprehensive income (loss)		**(157,153)**		56,710
Basic and diluted earnings (loss) per share	**$**	**(0.02)**	$	0.01

BFS is a recognised independent manufacturer and distributor of home video with head office in Toronto, Ontario and sales office in Los Angeles, California.

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast where applicable. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports, documentaries and health and wellness and is sold under the **BFS Video**, **American Home Treasures** and **Bodhi Lifestyle™** brands. North American distribution is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel: (905) 884-2323
Fax: (905) 884-8292
Corporate Website: www.bfsent.com

SEC EXEMPTION #82-4245

Report to Shareholders

We are reporting our unaudited consolidated financial and operating results for the third quarter ended February 2, 2008.

Sales for the first nine months were $7,457,732 compared to $8,780,485 last year, a 15% decrease. Net income for the first nine months was $305,481 ($0.04 per share) compared to net income of $697,119 ($0.09 per share) for the same period last year.

Sales for the third quarter were $2,827,476 compared to $2,975,028 during the same quarter last year. Net income for the third quarter was $154,977 ($0.02 per share) compared to $272,203 ($0.04 per share) in the same quarter last year.

The lower sales revenue and earnings compared to the prior year continue to reflect the impact of a weaker United States dollar and a softer United States economy. BFS is actively developing areas of growth within the direct to consumer division, including the new Bodhi Lifestyle™ catalogue and is confident these will provide incremental revenue and earnings. The new direct to consumer Health and Wellness Division (test site: bodhilifestyle.com) is anticipated to officially rollout in the Fall. The board of directors has decided to defer the declaration of a dividend this year and to focus on enhancing shareholder value with increased investment in the product line and the new catalogue division. The board anticipates resumption of an annual dividend payment next year.

BFS is a recognised independent manufacturer and distributor of home video with head office in Toronto, Ontario and sales office in Los Angeles, California, the company has been in business for 27 years and public for the past 13 years.

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast where applicable. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports, documentaries and health and wellness and is sold under the BFS Video, American Home Treasures and Bodhi Lifestyle™ brands. North American distribution is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

Denis B.E. Donnelly
Chairman, President & CEO
March 25, 2008

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:
INVESTOR RELATIONS
BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
E-mail: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED



2008 THIRD QUARTER REPORT

FOR THE NINE MONTH PERIOD
ENDED **FEBRUARY 2, 2008**

BFS VIDEO · AMERICAN HOME TREASURES · BODHI lifestyle

Consolidated Statements of Operations

(Unaudited & not reviewed by an auditor)	13 Weeks Ended		39 Weeks Ended	
For the period ended	**Feb. 2, 2008**	Feb. 3, 2007	**Feb. 2, 2008**	Feb. 3, 2007
Sales	**$ 2,827,476**	$ 2,975,028	**$ 7,457,732**	$ 8,780,485
Cost of goods sold	**1,073,817**	1,131,881	**2,663,376**	3,324,381
Gross profit	**1,753,659**	1,843,147	**4,794,356**	5,156,104
Expenses				
Selling	**797,775**	755,026	**2,019,260**	1,908,285
Administrative	**720,065**	621,328	**1,885,258**	1,973,495
Foreign exchange (gain) loss	**(122,979)**	(85,256)	**116,167**	(110,764)
Interest expense	**5,930**	5,326	**19,997**	7,627
Amortization	**98,336**	99,491	**252,694**	278,344
	1,499,127	1,395,915	**4,293,376**	4,056,987
Income before income taxes	**254,532**	447,232	**500,980**	1,099,117
Income taxes				
Current	**87,779**	154,783	**160,304**	363,304
Future	**11,776**	20,246	**35,195**	38,694
	99,555	175,029	**195,499**	401,998
Net income	**$ 154,977**	$ 272,203	**$ 305,481**	$ 697,119
Basic and diluted earnings per share (Note 3)	**$ 0.02**	$ 0.04	**$ 0.04**	$ 0.09

Consolidated Statements of Retained Earnings

(Unaudited & not reviewed by an auditor)	13 Weeks Ended		39 Weeks Ended	
For the period ended	**Feb. 2, 2008**	Feb. 3, 2007	**Feb. 2, 2008**	Feb. 3, 2007
Retained earnings – beginning of period	**$ 1,837,596**	$ 1,559,450	**$ 1,687,092**	$ 1,134,534
Net income	**154,977**	272,203	**305,481**	697,119
Retained earnings – end of period	**$ 1,992,573**	$ 1,831,653	**$ 1,992,573**	$ 1,831,653

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Notes to Interim Consolidated Financial Statements *(unaudited)*

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in these unaudited interim consolidated financial statements conform to those presented in the corporation's May 5, 2007 audited annual consolidated financial statements. These interim consolidated financial statements do not include all of the disclosures included in the annual consolidated financial statements and accordingly, should be read in conjunction with the annual consolidated financial statements.

The accompanying unaudited interim financial statements of the corporation have been prepared by and are the responsibility of the corporation's management.

The corporation's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

2. BANK INDEBTEDNESS

As of February 2, 2008, the corporation had an operating line of credit in the amount of $2,000,000 (May 5, 2007 – $2,000,000) of which $205,000 (May 5, 2007 - $nil) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for this operating line of credit.

3. CAPITAL STOCK

Authorized

Unlimited common shares

Issued – Common Shares

	Shares	Amount
Balance – beginning of year and end of period	7,828,833	$ 2,110,316

Consolidated Balance Sheets

As at		February 2, 2008 (Unaudited & not reviewed by an auditor)		May 5, 2007 Audited
Assets				
Current				
Cash and cash equivalents	$	1,065,435	$	1,648,089
Accounts receivable		1,265,955		844,585
Inventories		954,331		977,210
Prepaid video royalties		792,953		746,138
Income taxes recoverable		3,249		-
Prepaid expenses and deposits		244,376		180,107
		4,326,299		4,396,129
Investment in productions		100,000		100,000
Development costs		238,192		186,443
Capital assets		513,949		383,550
Future income taxes		110,319		145,514
	$	5,288,759	$	5,211,636
Liabilities				
Current				
Accounts payable and accrued liabilities	$	1,067,776	$	1,128,182
Income taxes payable		-		196,357
Capital lease obligations due within one year		57,298		44,057
		1,125,074		1,368,596
Capital lease obligations		60,796		45,632
		1,185,870		1,414,228
Shareholders' Equity				
Capital stock (Note 3)		2,110,316		2,110,316
Retained earnings		1,992,573		1,687,092
		4,102,889		3,797,408
	$	5,288,759	$	5,211,636

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

The following table sets out the computation of basic and diluted earnings per share:

	2008	2007
Numerator:		
Net income available to common shareholders	$ 305,481	$ 697,119
Denominator:		
Weighted average shares for basic earnings per share	7,828,333	7,828,333
Weighted average shares for diluted earnings per share	7,828,333	8,078,333
Basic and diluted earnings per share	$ 0.04	$ 0.09

On September 15, 2006, the corporation received approval from the TSX Venture Exchange to purchase, pursuant to a normal course issuer bid expiring on September 17, 2007 a maximum of 412,283 common shares of the corporation for cancellation. Pursuant to the approval, the corporation has purchased no common shares for cancellation.

On September 17, 2007, the corporation received approval from the TSX Venture Exchange to purchase, pursuant to a normal course issuer bid expiring on September 20, 2008 a maximum of 412,283 common shares of the corporation for cancellation. Pursuant to the approval, the corporation has purchased no common shares for cancellation.

4. RELATED PARTY TRANSACTION

A subsidiary of the corporation has entered into a trademark licensing agreement with an enterprise controlled by a related party of the controlling shareholder. This controlling shareholder is an executive having significant influence over the corporation. The agreement provides for the use of the BODHI LIFESTYLE™ trademark by the subsidiary over a five-year period commencing in August 2007, for which the corporation paid $30,000 to offset legal and trademark registration costs incurred by the related party's enterprise. The amount will be amortized on a straight line basis over the term of the agreement and the carrying value will be evaluated on a regular basis. As at February 2, 2008, development costs include an amount of $27,000 resulting from this transaction. This transaction was carried out in the normal course of business and is measured at the exchange amount.

Consolidated Statements of Cash Flows

(Unaudited & not reviewed by an auditor)	*13 Weeks Ended*		*39 Weeks Ended*	
For the period ended	Feb. 2, 2008	Feb. 3, 2007	Feb. 2, 2008	Feb. 3, 2007
Operating activities				
Net income	$ 154,977	$ 272,203	$ 305,481	$ 697,119
Items not affecting cash:				
Future income taxes	11,776	20,246	35,195	38,694
Amortization of capital assets	62,663	66,547	166,111	190,531
Amortization of deferred development costs	35,673	32,944	86,583	87,813
	265,089	391,940	593,370	1,014,157
Net changes in non-cash working capital balances (*)	(54,933)	204,721	(769,587)	254,576
Cash flows provided by (used in) operating activities	210,156	596,661	(176,217)	1,268,733
Financing activities				
Increase in bank borrowings	(25,894)	-	-	-
Proceeds from capital lease	-	20,357	74,913	63,904
Repayment of capital lease obligations	(13,933)	(10,576)	(46,508)	(29,449)
Cash flows provided by (used in) financing activities	(39,827)	9,781	28,405	34,455
Investing activities				
Additions to investment in productions	-	(5,819)	-	(34,991)
Additions to deferred development costs	(36,492)	(29,588)	(138,332)	(82,454)
Additions to capital assets	(68,402)	(52,821)	(296,510)	(175,200)
Cash flows used in investing activities	(104,894)	(88,228)	(434,842)	(292,645)
Net change in cash and cash equivalents	$ 65,435	$ 518,214	$ (582,654)	$ 1,010,543
Cash and cash equivalents, beginning of period	1,000,000	1,361,270	1,648,089	868,941
Cash and cash equivalents, end of period	$ 1,065,435	$ 1,879,484	$ 1,065,435	$ 1,879,484
Components of net cash and cash equivalents				
Cash	$ 65,435	$ 879,484	$ 65,435	$ 879,484
Short-term investment	1,000,000	1,000,000	1,000,000	1,000,000
	$ 1,065,435	$ 1,879,484	$ 1,065,435	$ 1,879,484
(*) Components of the net changes in non-cash working capital balances related to operations				
Decrease (increase) in accounts receivable	$ (257,463)	$ 223,547	$ (421,370)	$ (260,623)
Decrease (increase) in inventories	102,345	210,102	22,879	45,121
Decrease (increase) in prepaid video royalties	15,032	(4,116)	(46,815)	(145,801)
Decrease (increase) in income taxes recoverable	84,133	-	(3,249)	-
Decrease (increase) in prepaid expenses and deposits	73,009	93,796	(64,269)	(27,309)
Increase (decrease) in accounts payable and accrued liabilities	(71,989)	(349,791)	(60,406)	586,237
Increase (decrease) in income taxes payable	-	31,183	(196,357)	56,951
	$ (54,933)	$ 204,721	$ (769,587)	$ 254,576

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED

SEC EXEMPTION #82-4245


THIRD
QUARTER

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of the financial results of BFS Entertainment & Multimedia Limited should be read in conjunction with the unaudited financial statements and related notes for the period ending February 2, 2008 and the audited financial statements and related notes for the period ending May 5, 2007. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All information is presented in Canadian dollars.

This report may contain forward-looking statements, including statements regarding the future success of our business strategies and future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our sales growth, operating results, industry and products as well as other factors discussed below and elsewhere in this report. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

The information contained in this management's discussion and analysis report updates for the year ended May 5, 2007 for material changes that have taken place.

Additional information relating to BFS is filed at www.sedar.com. This management's discussion and analysis is dated March 25, 2008.

RESULTS FROM OPERATIONS

(unaudited & not reviewed by an auditor)	Thirteen Weeks Ended		Thirty-Nine Weeks Ended	
	Feb. 2, 2008	Feb. 3, 2007	**Feb. 2, 2008**	Feb. 3, 2007
Sales	**$ 2,827,476**	$ 2,975,028	**$ 7,457,732**	$ 8,780,485
Cost of goods sold	**1,073,817**	1,131,881	**2,663,376**	3,324,381
Gross profit	**1,753,659**	1,843,147	**4,794,356**	5,156,104
Gross profit %	**62%**	62%	**64%**	61%
Selling and administrative expenses	**1,517,840**	1,376,354	**3,904,518**	3,881,780
Foreign exchange loss (gain)	**(122,979)**	(85,256)	**116,167**	(110,764)
Interest expense	**5,930**	5,326	**19,997**	7,627
Amortization	**98,336**	99,491	**252,694**	278,344
Net income	**154,977**	272,203	**305,481**	697,119
Basic and diluted earnings per share	**$ 0.02**	$ 0.04	**$ 0.04**	$ 0.09
Weighted average number of shares	**7,828,833**	7,828,833	**7,828,833**	7,828,833

Sales decreased to both corporate and direct to consumer customers during the last three months and nine months when compared to the same periods in the prior year primarily as a result of the current softening of the United States economy and the currency impact from a stronger Canadian dollar against the United States dollar. Sales for the quarter were $2,827,476 compared to $2,975,028 during the same quarter last year, a 5% decrease over the prior year. Sales for the nine months were $7,457,732 compared to $8,780,485 for the same period last year, a 15% decrease.

Gross profit for the quarter was $1,753,659 (62% of sales) compared to $1,843,147 (62% of sales) in the prior year. Gross profit for the nine month period was $4,794,356 (64% of sales) compared to $5,156,104 (61% of sales) in the prior year. The gross margin increase was primarily due to material reductions in DVD replication costs.

Selling and administrative expenses for the nine months were $1,517,840 (54% of sales) compared to $1,376,354 (46% of sales) in the prior year, an increase in the third quarter of $141,486.

Selling and administrative expenses for the nine months were $3,904,518 (52% of sales) compared to $3,881,780 (44% of sales) in the prior year, an increase in the nine months of $22,738 over the previous year.

Amortization of capital assets and deferred development costs was $98,336 for the quarter compared to $99,491 in the prior year. Amortization for the nine months was $252,694 compared to $278,344 in the prior year.

Income before income taxes in this quarter was $254,532 compared to $447,232 in the prior year. Income before income taxes for the nine months was $500,980 compared to $1,099,117 in the prior year.

Net income for the quarter was $154,977 or $0.02 per share for this year, compared to $272,203 or $0.04 per share in the prior year. Net income for the nine months was $305,481 or $0.04 per share for the year, compared to $697,119 or $0.09 per share in the prior year.

Weighted average number of shares outstanding for the nine months and the second quarter were 7,828,833.

FINANCIAL CONDITION AS AT FEBRUARY 2, 2008

Selected data on financial condition *(Unaudited & not reviewed by an auditor)*		Feb. 2, 2008		May 5, 2007
Cash and cash equivalents	$	**1,065,435**	$	1,648,089
Net working capital		**3,201,225**		3,027,533
Total assets		**5,288,759**		5,211,636
Total long-term liabilities		**60,796**		45,632
Total liabilities		**1,185,870**		1,414,228
Shareholders' equity		**4,102,889**		3,797,408

Total assets of the company at the end of the quarter increased to $5,288,759 compared to $5,211,636 at the prior year end.

Cash and cash equivalents decreased by $582,654 from the prior year end to $1,065,435 of which $1,000,000 is invested in a prime-linked cashable GIC issued by the Royal Bank of Canada.

Accounts receivable increased by $421,370 from $844,585 at the prior year end due to normal seasonal increases in the last quarter.

Inventory decreased by $22,879 from $977,210 at the prior year end due to sales seasonality and timing of catalogue mailings.

(continued on next page)

Prepaid royalties for video products increased by $46,815 from $746,138 at the prior year end due to an increased activity of programme acquisition in this quarter.

Investment in productions remained unchanged at $100,000 from the prior year.

Capital assets increased by $130,399 from $383,550 at the prior year end. Continuing capital expenditures for master tapes for the nine months were $145,657. Capital additions amounting to $126,016 were incurred for new office furniture, computer software and computer hardware during the nine months.

Total liabilities decreased by $228,358 from $1,414,228 at the prior year end primarily from the decrease in income taxes payable.

Shareholders' equity increased by $305,481 from $3,797,408 at the prior year end. The share capital as at February 2, 2008 was $2,110,316 with 7,828,333 shares outstanding, which is unchanged from the prior year end.

Capital Requirements, Resources and Liquidity

At February 2, 2008, the Company had an operating line of credit of $2,000,000 of which $205,000 was outstanding. A registered general agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit.

On September 17, 2007, the corporation received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on September 20, 2008, a maximum of 412,283 common shares of the corporation for cancellation. As at March 25, 2008, the Company has purchased no common shares for cancellation.

Contingencies:

BFS is involved in a litigation matter arising in the ordinary course and conduct of its business. Management believes that the action will not have a material impact on these consolidated financial statements.

Other

1. New BODHI LIFESTYLE™ division announced

BFS announced on August 8, 2007 the formation of its BODHI LIFESTYLE™ Division, which will focus on Health and Wellness programming. BFS will target the BODHI LIFESTYLE™ Division at those with a growing awareness and desire for quality and longevity of life through the maintenance of an active and healthy lifestyle.

The BODHI LIFESTYLE™ Division will parallel the company's already successful business model in terms of business to business distribution of home video programmes, development of programmes through co-production and production and the expansion of our direct to consumer catalogue and e-commerce site. Other exciting opportunities will exist for the consumer division where BFS anticipates a substantial part of the revenue will be derived from expanded video and lifestyle products.

BFS will utilize its existing and successful distribution channels for its new genre of product, which will generate significant incremental revenues in the future. Health and Wellness is an enormous field with an ever-increasing level of consumer awareness. BFS has an excellent and proven track record in niche marketing and maintains a well-established business model with which to support this new growth opportunity.

The corporation has been looking for several years for the right acquisition fit and after careful consideration, its management realised the greatest opportunity lay in extending 'what we already do best'. BFS has the model and now has an extremely large niche to add to its portfolio with extensive opportunities. This will provide BFS with significant increases in earnings growth over the next few years.

The division is scheduled to launch officially in Fall 2008.

2. New e-commerce development agreement

The corporation has entered into an agreement with a leading provider of e-commerce retail technology and services for selling online. The agreement provides for the development of an enterprise-class retail e-commerce solution for the updated direct to consumer website.

The website development consulting services expenditures are to be approximately $198,000 to update the direct to consumer website, which will be launched officially in Spring 2008.

3. Related party transaction

A subsidiary of the corporation has entered into a trademark licensing agreement with an enterprise controlled by a related party of the controlling shareholder. This controlling shareholder is an executive having significant influence over the corporation.

The agreement provides for the use of the BODHI LIFESTYLE™ trademark by the subsidiary over a five-year period commencing in August 2007, for which the corporation paid $30,000 to offset legal and trademark registration costs incurred by the related party's enterprise. The amount will be amortized on a straight line basis over the term of the agreement and the carrying value will be evaluated on a regular basis.

As at February 2, 2008, development costs include an amount of $27,000 resulting from this transaction. This transaction was carried out in the normal course of business and is measured at the exchange amount.

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, John Grzybowski, the Chief Financial Officer of BFS Entertainment & Multimedia Limited, certifies that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending February 2, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 25, 2008

"signed" John Grzybowski
Chief Financial Officer

SEC EXEMPTION #82-4245

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Denis B.E. Donnelly, the President and Chief Executive Officer of BFS Entertainment & Multimedia Limited, certifies that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending February 2, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 25, 2008

"signed" Denis B.E. Donnelly
President and Chief Executive Officer

Annual Meeting of the Shareholders of
BFS Entertainment & Multimedia Limited (the "Issuer")

September 16, 2008
Toronto, Ontario

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
(Section 11.3)

Matters Voted Upon

Item		**Outcome of Vote**	**Votes by Ballot**	
			Votes For	**Votes Withheld/Against**
1.	The election of the following nominees as directors of the Issuer for the ensuing year or subject to the Issuer's by-laws and to applicable laws, until their successors are elected or appointed: (a) Denis B.E. Donnelly (b) David E. Chapman (c) Warren Palitz (d) Mark Shoniker (e) C. Mark Zeilstra	passed	N/A	N/A
2.	The reappointment of Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting and authorizing the directors to fix their remuneration.	passed	N/A	N/A

DATED this 1st day of October, 2008.

BFS Entertainment & Multimedia Limited

By: "signed" Denis B.E. Donnelly
Name: Denis B.E. Donnelly
Title: President & CEO

SEC EXEMPTION #82-4245

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual meeting (the "Meeting") of shareholders of BFS Entertainment & Multimedia Limited (the "Corporation") will be held on Tuesday, September 16, 2008 at 11:00 a.m. (Toronto time) at Stikeman Elliott LLP, Commerce Court West, Suite 5300, 199 Bay Street, Toronto, Ontario, Canada for the following purposes:

1. to receive and consider the audited consolidated financial statements of the Corporation for the fiscal year ended May 3, 2008, together with the auditor's report thereon;

2. to elect the directors of the Corporation;

3. to appoint Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration; and

4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

You are entitled to receive notice and vote at the Meeting of any adjournment of the Meeting if you were a shareholder of the Corporation on August 15, 2008.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company in accordance with the instructions on the back of such form so as to arrive prior to 10:00 a.m. (Toronto time) on September 15, 2008, or prior to 10:00 a.m. (Toronto time) on the business day preceding the date of any adjournment or postponement of the Meeting, or with the Chair or the scrutineers of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof.

BY ORDER OF THE BOARD OF DIRECTORS

Denis B.E. Donnelly
President and Chief Executive Officer

August 15, 2008
Richmond Hill, Ontario

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

360 Newkirk Road
Richmond Hill, Ontario
L4C 3G7

MANAGEMENT INFORMATION CIRCULAR

August 15, 2008

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual meeting of shareholders of BFS Entertainment & Multimedia Limited (the "Corporation") to be held on Tuesday, September 16, 2008 at 11:00 a.m. (Toronto time) (the "Meeting") at Stikeman Elliott LLP, Commerce Court West, Suite 5300, 199 Bay Street, Toronto, Ontario, Canada, and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. No person has been authorized to give any information or to make any representations in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Corporation. It is expected that the solicitation will be made primarily by mail, however, proxies may also be solicited personally, by telephone or telecopier, by directors, officers or regular employees or paid agents of the Corporation. The total cost of this solicitation will be borne by the Corporation. **The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation.**

The information in the Circular is given as of August 15, 2008 unless otherwise noted.

Voting Rights

In accordance with the OBCA, the Corporation will prepare a list of shareholders as of August 15, 2008 (the "Record Date"). The only shareholders that will be entitled to vote, in person or by proxy, at the Meeting, will be the shareholders of record at the close of business on the Record Date, except to the extent that a shareholder has transferred ownership of common shares after such date and the transferee of such common shares produces properly endorsed share certificates or establishes ownership thereof and makes a written request to CIBC Mellon Trust Company, 320 Bay Street, P.O. Box 1, Toronto, ON M5H 4A6 (Attention: Proxy Department) not later than the close of business ten (10) days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee, and not the holder of record on the Record Date, will be entitled to vote such common shares at the Meeting. Subject to the foregoing, each common share entitles the holder thereof to one (1) vote on any vote taken at the Meeting.

Appointment of Proxy Holders

Shareholders who are unable to be present at the Meeting may still vote though the use of a proxy. A shareholder who is unable to be present at the Meeting should complete and execute either the enclosed form of proxy and deliver it or return it by mail in the enclosed reply envelope so that it is received by CIBC Mellon Trust Company at any time prior to the Proxy Deadline (as defined below), or deposit it with the Chair or the scrutineers of the Meeting prior to the commencement thereof. By completing, executing and returning the enclosed form of proxy prior to the Proxy Deadline, a shareholder can participate in the Meeting through the person or persons named therein.

The persons named in the enclosed form of proxy accompanying this Circular are directors and officers of the Corporation. **A shareholder of the Corporation has the right to appoint a person other than the persons specified in such form of proxy and who need not be a shareholder of the Corporation to attend and act for him and on his behalf at the Meeting. Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the enclosed reply envelope in the manner set forth below.**

Use of Proxies

To be used at the Meeting, a proxy must be deposited with CIBC Mellon Trust Company, Proxy Department, if delivered in person or if delivered by mail (other than in the prepaid envelope provided), to 320 Bay Street, P.O. Box 1, Toronto, ON M5H 4A6, or if delivered by facsimile at (416) 368-2502, at any time prior to 10:00 a.m. (Toronto time) on September 15, 2008 or, if there is an adjournment or postponement of the Meeting, prior to 10:00 a.m. (Toronto time) on the business day preceding the date of the adjourned or postponed meeting (the "Proxy Deadline") or, in either case, with the Chair or the scrutineers of the Meeting at any time prior to the commencement of the Meeting or such adjournment or postponement thereof. Failure to so deposit a proxy may result in its invalidation. The time limit for depositing proxies prior to the Meeting may be waived by the Chair of the Meeting in his discretion without notice.

In order to be effective, a form of proxy must be executed by a shareholder or the shareholder's attorney, duly authorized in writing. If the shareholder is a corporation, the proxy must be signed by an officer of such corporation or by such corporation's duly authorized attorney. Where an attorney has executed a proxy, it must be accompanied by evidence of the attorney's authority to sign.

Revocation of Proxies

A shareholder who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by him or her, or by his or her attorney, duly authorized in writing, deposited at the registered office of the Corporation, or with CIBC Mellon Trust Company, Proxy Department, if delivered in person or by mail, to 320 Bay Street, P.O. Box 1, Toronto, ON M5H 4A6, prior to 10:00 a.m. (Toronto time) on September 15, 2008, or prior to 10:00 a.m. (Toronto time) on the business day preceding any adjournment or postponement of the Meeting, or with the Chair or the scrutineers of the Meeting prior to the commencement of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. A proxy may also be revoked in any other manner permitted by law.

Regardless of the form of proxy used, the persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed as proxy on any ballot that may be called for in accordance with the instructions thereon. **In the absence of such specification, common shares represented by the enclosed form of proxy will be voted in favour of each of the matters referred to herein.**

Discretionary Authority of Proxies

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to, or variations of, matters identified in the Notice of Meeting and with respect to other matters, if any, that may properly come before the Meeting. At the date of this Circular, management of the Corporation knows of no such amendments, variations, or other matters to come before the Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxyholder.

Voting Securities and Principal Holders Thereof

As of the date hereof, the Corporation had outstanding 7,828,333 common shares, each carrying one vote. As of the date hereof, to the knowledge of the directors or officers of the Corporation, the only person that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding common shares of the Corporation is as follows:

Name and Address	Number of common shares	Percentage of Class
DENIS B.E. DONNELLY Aurora, Ontario	3,364,100	43%

BUSINESS OF THE MEETING

Election of Directors

The following table sets forth certain information with respect to the five persons proposed to be nominated by management for election as directors.

Nominee	Position with Corporation	Principal Occupation[3]	Director Since	Number of common shares Beneficially Owned[4]
DENIS B.E. DONNELLY Aurora, Ontario	Chairman of the Board, President, Chief Executive Officer & Director	President & Chief Executive Officer of the Corporation	1981	3,364,100
DAVID E. CHAPMAN Toronto, Ontario	Secretary and Director	Partner, Bresver, Grossman, Scheininger & Chapman LLP, Toronto, Ontario (a law firm)	1995	2,000
WARREN PALITZ[1][2] Haddonfield, NJ USA	Director	Private Investor	1997	35,000
MARK SHONIKER[1] [2] Toronto, Ontario	Director	Executive, Financial Services	1999	Nil
C. MARK ZEILSTRA[1] [2] Winnipeg, Manitoba	Director	Company Director	1999	98,000

Notes:
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Each person named above has held the principal occupation noted for the last five years.
(4) Information respecting the number of common shares owned by each director has been provided by such director.

The size of the Board of Directors of the Corporation is currently five. All directors to be elected will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. The Corporation does not have an executive committee. The Corporation is required to have an audit committee.

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote properly executed and deposited proxies for the election of the nominees whose names are set forth above. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Appointment of Auditors

Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, 245 Fairview Mall Drive, Toronto, Ontario, are to be nominated at the Meeting for appointment as the auditors of the Corporation to hold office until the close of the next annual meeting of the Corporation. It is proposed that the remuneration to be paid to the auditors of the Corporation be fixed by the Board of Directors. Lipton, Wiseman, Altbaum & Partners LLP were first appointed as auditors of the Corporation on July 4, 1994.

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote properly executed and deposited proxies for the reappointment of Lipton, Wiseman, Altbaum & Partners LLP as auditors of the Corporation and the fixing of their remuneration by the Board of Directors.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three fiscal years ended May 3, 2008 in respect of the individuals who were, at May 3, 2008, the Chief Executive Officer and the Chief Financial Officer and each of the three other most highly compensated executive officers of the Corporation whose total salary and bonus exceeded $150,000 (collectively, the "Named Executive Officers"). No persons other than the CEO and CFO of the Corporation fell into this category.

		Annual Compensation			Long-Term Compensation			
					Award		Payouts	
Name and Principal Position	Year	Salary $	Bonus $	Other Annual Compen -sation $	Securities Under Options Granted #	Shares or Units Subject to Resale Restrictions $	LTIP Payouts $	All Other Compensation $
DENIS B.E. DONNELLY President & Chief Executive Officer	2008 2007 2006	284,425 255,000 255,000	75,000 None None	None None None	None None None	None None None	None None None	None None None
JOHN P. GRZYBOWSKI Chief Financial Officer	2008 2007 2006	119,038 118,000 118,952	5,000 None None	None None None	None None None	None None None	None None None	None None None

Option Grants in the Fiscal Year ending May 3, 2008

The following table sets forth information concerning the granting of options to purchase common shares to any of the Named Executive Officers.

Name	Securities under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Unit	Market Value of Securities Underlying Options on the Date of Grant ($/Unit)	Expiry Date
DENIS B.E. DONNELLY President & Chief Executive Officer	None	-	-	-	-
JOHN P. GRZYBOWSKI Chief Financial Officer	None	-	-	-	-

Options Exercised and Aggregate Options Remaining

The following table sets forth information concerning each exercise of options by the Named Executive Officers during the fiscal year ended May 3, 2008.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at May 3, 2008 Exercisable/Unexercisable (#)	Value of Unexercised in-the-money Options at May 3, 2008 Exercisable/Unexercisable ($)
DENIS B.E. DONNELLY President & Chief Executive Officer	None	None	Nil /Nil	Nil/ Nil
JOHN P. GRZYBOWSKI Chief Financial Officer	None	None	Nil/Nil	Nil/ Nil

Composition of the Compensation Committee

Three outside directors, Warren Palitz, Mark Shoniker and C. Mark Zeilstra acted as the Corporation's Compensation Committee during the fiscal year ended May 3, 2008. None of the members of the Compensation Committee performed similar functions with other public companies during the fiscal year ended May 3, 2008.

Compensation of Directors

The non-management directors of the Corporation receive a fixed $10,000 per annum paid quarterly for attending meetings of the Board of Directors or a committee of the Board of Directors.

Report On Executive Compensation

It is the responsibility of the Compensation Committee to determine the level of compensation in respect of the Corporation's senior executives with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include

achievement of the Corporation's strategic objective of growth and the enhancement of shareholder value through increases in the stock price resulting from a stronger balance sheet and increased earnings.

Compensation for executive officers is composed primarily of three components; namely, base salary, performance bonuses and the granting of stock options. Performance bonuses are considered from time to time having regard to the above referenced objectives.

In establishing the levels of base salary, the award of stock options and performance bonuses, the Compensation Committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.

The Compensation Committee is also responsible for reviewing the Corporation's manpower and succession plans to ensure that adequate plans are in place.

Chief Executive Officer

The Corporation has entered into an employment agreement dated February 17, 1997 with Denis B.E. Donnelly, President and Chief Executive Officer of the Corporation, (the "Employment Agreement"). The Employment Agreement provides that on termination of the employment of Mr. Donnelly with the Corporation for any reason other than for cause, Mr. Donnelly is entitled to 36 months' salary plus the present value of the benefits, if any, that he would have enjoyed over such 36 months. The term of employment for Mr. Donnelly was from February 17, 1997 through to February 28, 2002, which has been extended to February 28, 2005 and further extended to February 28, 2010. The current annual base salary of Mr. Donnelly is $285,000.

The Compensation Committee of BFS Entertainment & Multimedia Limited meets as required, but not less than annually, to review compensation paid to the chief executive officer of the Corporation.

As part of the review, a number of criteria were applied. These included:

1) market comparables;

2) Corporation's performance; and

3) the unique nature of the business and its requirement to obtain licensing agreements on favourable terms on an ongoing basis from content suppliers, principally located in the United Kingdom.

Market comparables for the Corporation were and are always difficult, given the limited number of direct competitors and the much larger size of related industry participants. Having said this, a number of related companies are reviewed each year. In addition to the related company comparables, members of the Compensation Committee also draw upon their knowledge of other similarly sized public companies that they have encountered through their business dealings. Executive level compensation of these entities is reviewed on an ongoing basis.

The Compensation Committee also considered the performance of the business, individual performance and the time that the current Chief Executive Officer had been involved with the business. With respect to the first factor, there has been a rapid market shift away from VHS to DVD format over the past few years. This shift had been quick and material, and posed significant challenges to management in product production, inventory management and gross margin pressures. Compounding these challenges was the dramatic increase in the Canadian dollar vis-à-vis the U.S. dollar. The Corporation sells the majority of its product into the United States.

In this context, the remuneration of Mr. Donnelly recognizes his efforts through those challenges, his tenure with the Corporation and long term experience within the industry. No specific weightings were applied to any of the aforementioned criteria.

The foregoing report as of May 3, 2008 was submitted to the Corporation by the Compensation Committee.

Warren Palitz
Mark Shoniker
C. Mark Zeilstra

EQUITY COMPENSATION PLAN INFORMATION

Plan	Securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Securities remaining available for future issuance under equity compensation plans (#)
SHARE INCENTIVE PLAN	N/A	N/A	1,125,000
SHARE BONUS PLAN	N/A	N/A	360,000

The Corporation maintains a Share Incentive Plan (the "SIP") and Share Bonus Plan (the "SBP") which is administered by the Board of Directors on the recommendation of the President and Chief Executive Officer. Eligibility for participation in these plans is limited to directors, officers, key employees and consultants of the Corporation and its subsidiaries. Both plans have been approved by the shareholders of the Corporation.

The exercise price in respect of any option issued under the SIP is required to be fixed by the Board of Directors, as the case may be, and may not be less than the market price of the common shares on the day preceding the grant of the option. Options issued under the SIP may be exercised during a period determined by the Board of Directors, which may not exceed ten years. All options granted under the SIP may be exercised only for so long as the participant remains a director or employee, subject to certain exceptions such as death or terms of the consulting agreement entered between the Corporation or the subsidiary, as the case may be, and the consultant.

Under the SBP, common shares are issued as a form of bonus. The determination regarding the amount of bonus shares to be issued to any one person under the SBP is determined by the Board of Directors.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No director, officer or other insider of the Corporation, or any associate or affiliate thereof, has or had any material interest in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect the Corporation, except as otherwise disclosed below.

During the year, the Corporation entered into a trademark licensing agreement over a five-year period commencing in August 2007 with a corporation owned by an individual related to the Chief Executive Officer and paid a licensing fee of $30,000.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer of the Corporation was indebted to the Corporation at any time during the fiscal year ended May 3, 2008.

CORPORATE GOVERNANCE

Responsibilities of the Board of Directors

The Board implicitly and explicitly acknowledges its responsibility for the stewardship of the Corporation as follows:

(i) The Board participates in strategic planning as the acceptor and/or adopter of the strategic plans proposed and developed by management. The strategic planning process has been the responsibility of management. The Board will undertake periodic reviews of the strategic planning process;

(ii) The Board has considered and does in its deliberations consider the principal risks of the Corporation's business and receives periodic reports from management of the Corporation's assessment and management of those risks;

(iii) The Board has, from time to time, considered succession issues and takes responsibility for appointing and monitoring officers of the Corporation;

(iv) The Board has discussed and considered how the Corporation communicates with its various shareholders and periodically reviews and approves the Corporation's communications with the public but has no formal communication policy; and

(v) The Board, directly and through its Audit Committee, assesses the integrity of the Corporation's internal control and management information systems.

Given the extensive experience of senior management of the Corporation in the Corporation's principal business, it has not been necessary for the Board to encourage senior management to participate in appropriate professional and personal development activities, courses and programs. However, the Board does support management's commitment to the training and development of all permanent employees.

Composition and Function of the Board of Directors

The Board currently comprises five members of whom three; Messrs. Warren Palitz, Mark Shoniker and C. Mark Zeilstra are unrelated directors.

The Board has considered the relationship of each current director in making this determination. Mr. Donnelly is a member of management of the Corporation and Mr. Chapman is an officer of the Corporation and provides legal services to the Corporation through a law firm of which he is a partner.

The Board has in the past considered its size with a view to its effectiveness and has concluded that additional outside directors are required. As a result, in 1999 the size of the Board of Directors was

increased by one, and two additional "unrelated" directors were added. The Board, thus constituted, brings together a mix of skills, background, ages and attitudes that the Board considers appropriate for the stewardship of the Corporation.

The Board of Directors expressly assumes responsibility for developing the Corporation's approach to governance issues and is responsible for the responses to governance guidelines. The Corporation has not developed position descriptions for the directors or the Chief Executive Officer. Any responsibility that is not delegated to management or a Board committee remains with the Board.

The Board has functioned and is of the view that it can continue to function, independently of management, as required. The Board has not appointed a chair of the Board who is an unrelated director. However, unrelated directors are free to add items to agendas or to request the calling of Board meetings where deemed necessary and all members of the Board are invited to raise issues not on the agenda at Board meetings. Board meetings are held at least three times a year.

The Board has not met without management present. If the Board believed it was appropriate and meaningful, it would formalize the process by which the Board would meet without management and for handling the Board's overall relationship with management.

Committees of the Board of Directors

The Audit Committee is currently composed of three directors, Warren Palitz, Mark Shoniker and C. Mark Zeilstra, all of whom are independent and financially literate. The Audit Committee reviews the annual and quarterly financial statements, material investments and transactions that could materially affect the financial position of the Corporation. The Audit Committee also establishes and monitors procedures to resolve conflicts of interest and for reviewing audit and financial matters. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Corporation. The text of the audit committee charter is attached as Schedule "A".

The Compensation Committee is currently composed of three directors, all of whom are unrelated. The mandate of the Compensation Committee is, in part, to make recommendations to the Board of Directors with respect to the appointment and remuneration of executive officers of the Corporation. The Compensation Committee meets periodically to implement its mandate. The Compensation Committee further reviews compensation paid to management of similarly sized companies to ensure that remuneration to management of the Corporation is consistent with industry standards. The Compensation Committee also considers and makes recommendations to the Board of Directors with respect to the granting of stock options.

FEES PAID TO AUDITORS

Fiscal Year	Audit Fees ($)	Audit Related Fees ($)	Tax Fees ($)	Other Fees ($)
2008	54,000	864	1,500	7,500
2007	46,000	872	1,500	7,000
2006	44,500	872	1,500	8,500

SHAREHOLDER COMMUNICATION

To enable the Corporation to communicate more effectively with its shareholders, the Corporation has created the office of the Communications Officer. John Grzybowski is the current Communications Officer of the Corporation and may be reached at 360 Newkirk Road, Richmond Hill, Ontario, L4C 3G7 (telephone (905) 884-2323). The Communications Officer is responsible for receiving all communications from the shareholders of the Corporation, other shareholders and the public generally, accommodating feedback from shareholders about the operations of the Corporation and effectively interpreting the operations of the Corporation to shareholders.

OTHER INFORMATION

Financial information about the Corporation is provided in the Corporation's comparative financial statements and MD&A for the year ending May 3, 2008. Additional information relating to the Corporation is available at www.sedar.com. Information may also be requested from the Communications Officer of the Corporation at 360 Newkirk Road, Richmond Hill, Ontario, L4C 3G7 (telephone 905-884-2323).

DIRECTORS' APPROVAL

The Board of Directors of the Corporation has approved the contents and the sending of this Circular.

BY ORDER OF THE BOARD OF DIRECTORS

August 15, 2008
Richmond Hill, Ontario

(signed) Denis B.E. Donnelly
President and Chief Executive Officer

SCHEDULE "A"

BFS ENTERTAINMENT & MULTIMEDIA LIMITED
CHARTER OF THE AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS

Section 1 Role and Purpose

The Audit Committee (sometimes referred to herein as the "Committee") is a committee of the Board of Directors of BFS Entertainment & Multimedia Limited (the "Corporation"). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling their roles as Directors of the Corporation by:

(a) recommending to the Board the appointment and compensation of the Corporation's external auditor;

(b) overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

(c) pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation or its subsidiaries by the Corporation's external auditor;

(d) reviewing and approving the annual and interim financial statements, related management discussion and analysis ("MD&A"), and annual and interim earnings before such information is publicly disclosed;

(e) satisfying themselves that adequate procedures are in place for the review of the Corporation's public disclosure of financial information, other than those described in (d) above, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(f) establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation or its subsidiaries of concerns regarding questionable accounting or auditing matters; and

(g) reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Corporation or its subsidiaries.

The Audit Committee should primarily fulfill these responsibilities by carrying out the activities enumerated in this Charter. However, it is not the duty of the Committee to prepare financial statements, to plan or conduct audits, to determine that the financial statements are complete and accurate and are in accordance with Canadian generally accepted accounting principles ("GAAP"), to conduct investigations, or to assure compliance with laws and regulations or the Corporation's internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor, as the case may be.

Section 2 Composition of the Committee and Meetings

1. The Audit Committee must be constituted as required under Multilateral Instrument 52-110, as it may be amended from time to time ("MI 52-110"). At the date hereof, the requirements of MI 52-110 as regards composition do not apply to the Corporation as a "venture issuer".

2. The members of the Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

3. Any member of the Audit Committee may be removed or replaced at any time by the Board of Directors and shall cease to be a member of the Audit Committee on ceasing to be a Trustee. The Board of Directors may fill vacancies on the Audit Committee by election from among the Board of Directors. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all of its powers so long as a quorum remains.

4. The Committee shall meet at least four times annually, or more frequently as circumstances require.

5. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation or the Corporation, and others as they consider appropriate.

6. In order to foster open communication, the Committee or its Chair shall meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately. In addition, the Committee or its Chair should meet with management quarterly in connection with the Corporation's interim financial statements.

7. Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee or such greater number as the Committee shall determine by resolution.

8. Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Committee shall determine upon reasonable notice to each of its members, which shall not be less than 48 hours. The notice period may be waived by all members of the Committee. Each of the Chairman of the Board and the external auditor, and the Chief Executive Officer, the Chief Financial Officer or the Secretary of the Corporation, shall be entitled to request that any member of the Committee to call a meeting.

9. The Committee shall determine any desired agenda items.

Section 3 Activities

The Audit Committee shall, in addition to the matters described in Section 1:

1. Review and recommend to the Board changes to this Charter as considered appropriate from time to time.

2. Review the public disclosure regarding the Audit Committee required by MI 52-110.

3. Review and discuss, on an annual basis, with the external auditor all significant relationships they have with the Corporation to assess their independence.

4. Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

5. Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

6. Arrange for the external auditor to be available to the Committee and the Board of Directors as needed.

7. Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor.

8. Consider the external auditor's judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation's and/or the Corporation's accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

9. Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

10. Consider proposed major changes to the Corporation's and/or the Corporation's accounting principles and practices.

11. If considered appropriate, establish separate systems of reporting to the Committee by each of management and the external auditor.

12. Review the scope and plans of the external auditor's audit and reviews. The Committee may authorize the external auditor to perform supplemental reviews or audits as the Committee may deem desirable.

13. Periodically consider the need for an internal audit function, if not present.

14. Following completion of the annual audit and, if applicable, quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

15. Review with the external auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

16. Review activities, organizational structure and qualifications of the chief financial officer and the staff in the financial reporting area and see to it that matters related to succession planning are raised for consideration by the Board of Directors.

17. Review management's program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

Section 4 General Matters

1. The Committee is authorized to retain independent counsel, accountants, consultants and any other professionals ("Advisors") it deems necessary to carry out its duties, and the Committee shall have the authority to determine the compensation of and to cause the Corporation or the Corporation to pay any such Advisors.

2. The Committee is authorized to communicate directly with the external (and, if applicable, internal) auditors as it sees fit.

3. If considered appropriated by it, the Committee is authorized to conduct or authorize investigations into any matters within the Committee's scope of responsibilities, and to perform any other activities as the Committee deems necessary or appropriate.

4. Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible for preparing financial statements, for planning or conducting internal or external audits or for determining that the Corporation's and/or its subsidiaries' financial statements are complete and accurate and are in accordance with generally accepted accounting principles, as these are the responsibility of management and in certain cases the external auditor, as the case may be. Nothing contained in this Charter is intended to make the Committee liable for any non-compliance by the Corporation or its subsidiaries with applicable laws or regulations.

5. The Committee is a committee of the Board of Directors and is not and shall not be deemed to be an agent of the Corporation's shareholders for any purpose whatsoever. The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders of the

SEC EXEMPTION #82-4245

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, John Grzybowski, the Chief Financial Officer of BFS Entertainment & Multimedia Limited, certify that:

1) I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of BFS Entertainment & Multimedia Limited (the issuer) for the period ending May 3, 2008;

2) Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3) Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5) I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 22, 2008

"signed" John Grzybowski
Chief Financial Officer

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED

SEC EXEMPTION #82-4245

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Denis B.E. Donnelly, the President and Chief Executive Officer of BFS Entertainment & Multimedia Limited, certify that:

1) I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of BFS Entertainment & Multimedia Limited (the issuer) for the period ending May 3, 2008;

2) Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3) Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5) I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 22, 2008

"signed" Denis B.E. Donnelly
President and Chief Executive Officer

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

360 Newkirk Road
Richmond Hill, Ontario
L4C 3G7

Proxy solicited by management for use at the Annual Meeting of Shareholders to be held on September 16, 2008

The undersigned shareholder of **BFS ENTERTAINMENT & MULTIMEDIA LIMITED** (the "Corporation") hereby appoints Denis B.E. Donnelly, President and Chief Executive Officer, or failing him, David Chapman, Secretary, or failing either of them ______________________________ as proxy for the undersigned to attend, vote and act for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation (the "Meeting") to be held at 11:00 a.m. on September 16, 2008 at the offices of Stikeman Elliott LLP, Commerce Court West, Suite 5300, 199 Bay Street, Toronto, Ontario, Canada and at any adjournment or postponement thereof, with full power of substitution, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or postponement thereof; provided, however, that without limiting the general authorization and power hereby given, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote the Common Shares registered in the name of the undersigned as follows:

1. [ ] **VOTE FOR** or [ ] **WITHHOLD VOTE** with respect to the election of the nominees of management as directors;

2. [ ] **VOTE FOR** or [ ] **WITHHOLD VOTE** with respect to the reappointment of Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as auditors, and the authorization of the directors to fix their remuneration; and

3. **IN HIS/HER DISCRETION** with respect to amendments to the above matters and on such other business as may properly come before the Meeting or any adjournment thereof.

DATED: ________________, 2008

____
Signature of Shareholder

____
Name of Shareholder (please print)

____
Number of Common Shares Held

Notes:

1. Reference is made to the accompanying management information circular for more information regarding the use of this proxy and the Meeting.
2. A proxy must be dated and signed by the shareholder or by the shareholder's duly authorized attorney or other legal representative. Any such attorney or representative must provide proof of authority to sign on behalf of the registered shareholder. If the shareholder is a corporation, the proxy must be signed by an officer of such corporation or by such corporation's duly authorized attorney.
3. If not dated, this proxy shall be deemed to bear the date on which it was mailed.
4. A shareholder who has common shares registered in the name of a securities dealer or broker should contact such dealer or broker for instructions in voting their common shares.
5. **A shareholder has the right to appoint a person other than as designated above to represent him or her at the Meeting, either by striking out the names of the persons designated above and inserting such other person's name in the blank space provided, or by completing another proper form of proxy and, in either case, delivering the completed proxy to CIBC Mellon Trust Company in the reply envelope provided at the address below.**
6. The common shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for. **In the absence of direction, common shares represented by this proxy will be voted FOR each of the matters referred to herein.**
7. A completed proxy must be delivered to the Corporation c/o CIBC Mellon Trust Company, Proxy Department, so as to arrive prior to 10:00 a.m. (Toronto time) on September 15, 2008 (or prior to 10:00 a.m. (Toronto time) at least one business day preceding the date of any adjournment or postponement of the Meeting) or with the Chair or the scrutineers of the Meeting prior to commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof. The address of CIBC Mellon Trust Company is, if delivered in person 320 Bay Street, Banking Hall, Toronto, ON M5H 4A6 or if delivered by mail (other than in the prepaid envelope provided), 320 Bay Street, P.O. Box 1, Toronto, ON M5H 4A6. A completed proxy may also be delivered to the Corporation c/o CIBC Mellon Trust Company, Proxy Department by facsimile at (416) 368-2502.

SEC EXEMPTION #82-4245

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Denis B.E. Donnelly, the President and Chief Executive Officer of BFS Entertainment & Multimedia Limited, certifies that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending August 2, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 26, 2008

"signed" Denis B.E. Donnelly
President and Chief Executive Officer

Report to Shareholders

We are reporting our unaudited consolidated financial and operating results for the first quarter ended August 2, 2008.

Sales for the quarter were $1,967,096 compared to $1,950,702 during the same quarter last year. Net and comprehensive loss for the quarter was $157,153 ($0.02 per share) compared with a net and comprehensive profit of $56,710 ($0.01 per share) in the same quarter last year.

Our first quarter is traditionally our weakest quarter. During the first quarter of fiscal 2009, we were able to maintain our sales revenue in the face of a declining U.S. economy. Our new marketing initiatives are developing as anticipated and we are confident that they will contribute additional 2009 revenues and earnings in the second half of the year.

BFS Entertainment & Multimedia Limited is a recognised independent manufacturer and distributor of home video with head office in Toronto, Ontario and sales office in Los Angeles, California.

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast where applicable. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports, documentaries and health and wellness and is sold under the BFS Video, American Home Treasures and Bodhi Lifestyle™ brands. North American distribution is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

Denis B.E. Donnelly
Chairman, President & CEO
September 26, 2008

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:
INVESTOR RELATIONS
BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
E-mail: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com
www.bodhishop.com

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED

SEC EXEMPTION #82-4245

FIRST QUARTER REPORT 2009

FOR THE THREE MONTH PERIOD ENDED **AUGUST 2, 2008**

B·F·S VIDEO AMERICAN HOME TREASURES Bodhi lifestyle.

Consolidated Statements of Operations and Compehensive Income

For the period ended	*13 Weeks Ended*	
(Unaudited & not reviewed by an auditor)	Aug. 2, 2008	Aug. 4, 2007
Sales	**$ 1,967,096**	$ 1,950,702
Cost of goods sold	**752,560**	682,275
Gross profit	**1,214,536**	1,268,427
Expenses		
Selling	**728,000**	532,119
Administrative	**624,311**	496,686
Foreign exchange (gain) loss	**(3,256)**	62,924
Interest	**2,975**	3,873
Amortization	**97,543**	71,245
	1,449,573	1,166,847
Income (loss) before income taxes	**(235,037)**	101,580
Income taxes (recovered)		
Current	**(83,948)**	21,471
Future	**6,064**	23,399
	(77,884)	44,870
Net and comprehensive income (loss)	**$ (157,153)**	$ 56,710
Basic and diluted earnings (loss) per share (Note 3)	**$ (0.02)**	$ 0.01

Consolidated Statements of Retained Earnings

For the period ended	*13 Weeks Ended*	
(Unaudited & not reviewed by an auditor)	Aug. 2, 2008	Aug. 4, 2007
Retained earnings – beginning of period	**$ 1,788,174**	$ 1,687,092
Net and comprehensive income (loss)	**(157,153)**	56,710
Retained earnings – end of period	**$ 1,631,021**	$ 1,743,802

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Notes to Interim Consolidated Financial Statements *(unaudited & not reviewed by an auditor)*

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in these unaudited interim consolidated financial statements conform to those presented in the corporation's May 3, 2008 audited annual consolidated financial statements. These interim consolidated financial statements do not include all of the disclosures included in the annual consolidated financial statements and accordingly should be read in conjunction with the annual consolidated financial statements.

The accompanying unaudited interim financial statements of the corporation have been prepared by and are the responsibility of the corporation's management.

The corporation's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

2. BANK INDEBTEDNESS

As of August 2, 2008, the corporation had an operating line of credit in the amount of $2,000,000 (May 3, 2008 – $2,000,000) of which $40,000 (May 3, 2008 - $nil) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for this operating line of credit.

3. CAPITAL STOCK

Authorized

Unlimited common shares

Issued – Common Shares

	Shares	Amount
Balance – beginning of year and end of period	7,828,333	$ 2,110,316

Consolidated Balance Sheets

As at		August 2, 2008 (Unaudited & not reviewed by an auditor)		May 3, 2008 Audited
Assets				
Current				
Cash and cash equivalents	$	516,656	$	853,314
Accounts receivable		706,605		821,140
Inventories		1,203,314		1,143,936
Prepaid video royalties		775,192		726,763
Prepaid expenses and deposits		251,292		253,334
Income taxes recoverable		178,452		94,504
		3,631,511		3,892,991
Investment in productions		100,000		100,000
Development costs		200,693		189,886
Trademarks and other intangibles		47,388		49,099
Capital assets		633,492		560,274
Future income taxes		102,013		108,077
	$	4,715,097	$	4,900,327
Liabilities				
Current				
Accounts payable and accrued liabilities	$	884,440	$	897,958
Capital lease obligations due within one year		50,024		53,701
		934,464		951,659
Capital lease obligations		39,296		50,178
		973,760		1,001,837
Shareholders' Equity				
Capital stock (Note 3)		2,110,316		2,110,316
Retained earnings		1,631,021		1,788,174
		3,741,337		3,898,490
	$	4,715,097	$	4,900,327

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

On September 17, 2007, the corporation received approval from the TSX Venture Exchange to purchase, pursuant to a normal course issuer bid expiring on September 20, 2008, a maximum of 412,283 common shares of the corporation for cancellation. Pursuant to the approval, the corporation has purchased no shares for cancellation.

The following table sets out the computation of basic and diluted earnings per share:

	2009	2008
Numerator:		
Net income (loss) available to common shareholders	$(157,153)	$ 56,710
Denominator:		
Weighted average shares for basic earnings per share	7,828,333	7,828,333
Weighted average shares for diluted earnings per share	7,828,333	7,828,333
Basic and diluted earnings (loss) per share	$ (0.02)	$ 0.01

4. SUBSEQUENT EVENT

On September 17, 2008, the corporation received approval from the TSX Venture Exchange to purchase, pursuant to a normal course issuer bid expiring on September 21, 2009, a maximum of 422,483 common shares of the corporation for cancellation. Pursuant to the approval, the corporation has purchased no shares for cancellation.

Consolidated Statements of Cash Flows

For the period ended		13 Weeks Ended	
(Unaudited & not reviewed by an auditor)		Aug. 2, 2008	Aug. 4, 2007
Operating activities			
Net and comprehensive income (loss)		**$ (157,153)**	$ 56,710
Items not affecting cash:			
Future income taxes		**6,064**	23,399
Amortization of capital assets		**71,399**	48,007
Amortization of development costs		**24,433**	23,027
Amortization of trademarks and other intangibles		**1,711**	211
		(53,546)	151,354
Net changes in non-cash working capital balances (*)		**(88,696)**	(286,995)
Cash flows used in operating activities		**(142,242)**	(135,641)
Financing activities			
Repayment of capital lease obligations		**(14,559)**	(14,184)
Cash flows used in financing activities		**(14,559)**	(14,184)
Investing activities			
Additions to development costs		**(35,240)**	(36,360)
Additions to capital assets		**(144,617)**	(43,315)
Cash flows used in investing activities		**(179,857)**	(79,675)
Net change in cash and cash equivalents		**$ (336,658)**	$ (229,500)
Cash and cash equivalents, beginning of period		**853,314**	1,648,089
Cash and cash equivalents, end of period		**$ 516,656**	$ 1,418,589
Components of net cash and cash equivalents			
Cash		**$ 16,656**	$ 418,589
Short-term investment		**$ 500,000**	$ 1,000,000
Cash and cash equivalents, end of period		**$ 516,656**	$ 1,418,589
(*) Components of the net changes in non-cash working capital balances related to operations			
Decrease in accounts receivable		**$ 114,535**	$ 243,520
Decrease (increase) in inventories		**(59,378)**	125,885
Increase in prepaid video royalties		**(48,429)**	(102,055)
Decrease (increase) in prepaid expenses and deposits		**2,042**	(9,983)
Increase in income taxes recoverable		**(83,948)**	(75,836)
Decrease in accounts payable and accrued liabilities		**(13,518)**	(272,169)
Decrease in income taxes payable		**-**	(196,357)
		$ (88,696)	$ (286,995)

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of the financial results of BFS Entertainment & Multimedia Limited should be read in conjunction with the unaudited financial statements and related notes for the period ending August 2, 2008 and the audited financial statements and related notes for the period ending May 3, 2008. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All information is presented in Canadian dollars.

This report may contain forward-looking statements, including statements regarding the future success of our business strategies and future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our sales growth, operating results, industry and products as well as other factors discussed below and elsewhere in this report. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

This information contained in this management's discussion and analysis report updates for the year ended May 3, 2008 for material changes that have taken place.

Additional information relating to BFS is filed at www.sedar.com. This management's discussion and analysis is dated September 26, 2008.

RESULTS FROM OPERATIONS

Selected annual information of operations data *(Unaudited & not reviewed by an auditor)*		**Thirteen Weeks Ending** Aug. 2, 2008		Aug. 4, 2007
Sales	$	**1,967,096**	$	1,950,702
Cost of goods sold		**752,560**		682,275
Gross profit		**1,214,536**		1,268,427
Gross profit %		**62%**		65%
Selling and administrative expenses		**1,352,311**		1,028,805
Foreign exchange loss (gain)		**(3,256)**		62,924
Interest expense		**2,975**		3,873
Amortization		**97,543**		71,245
Net and comprehensive income (loss)		**(157,153)**		56,710
Basic and diluted earnings (loss) per share	$	**$ (0.02)**	$	0.01
Weighted average number of shares		**7,828,333**		7,828,333

Sales for the quarter were $1,967,096 compared to $1,950,702 during the same quarter last year. The Company was able to maintain sales revenue in the first quarter, which is traditionally its weakest quarter, in the face of collapsing U.S. consumer demand and a declining U.S. economy.

Gross profit for the quarter was $1,214,536 (62% of sales) compared to $1,268,427 (65% of sales) in the prior year.

Selling and administrative expenses for the quarter were $1,352,311 compared to $1,028,805 in the prior year. Selling and administrative expenses increased in the first quarter by $323,506 over the previous year. Advertising and promotions costs increased by $142,226 as a result of additional catalogue mailings as the Company explores new markets, shipping costs increased by $16,869, salaries and benefits increased by $60,696 due to the addition of sales and merchandising staff, trade show costs increased by $31,478 resulting from additional attendance at trade shows, rent increased by $38,782 resulting from the reversal of the prior year's accrual pending a final settlement for common area costs and other expenses increased by a net $33,455 for the three months over the previous year.

Amortization of capital assets and deferred development costs was $97,543 for the quarter compared to $71,245 in the prior year. Increase in amortization is primarily a result of e-commerce development capital additions of $94,989 in the fiscal year 2008 and $125,018 in the first quarter of fiscal year 2009.

Loss before income taxes in this quarter was $235,037 compared to income before income taxes of $101,580 in the prior year.

Net and comprehensive loss for the quarter was $157,153 or $0.02 per share for this quarter, compared to a net and comprehensive income of $56,710 or $0.01 per share in the prior year.

Weighted average number of shares outstanding for the first quarter was 7,828,333.

FINANCIAL CONDITION AS AT AUGUST 2, 2008

Selected data on financial condition *(Unaudited & not reviewed by an auditor)*		**Aug. 2, 2008**		May 3, 2008
				Audited
Cash and cash equivalents	$	**516,656**	$	853,314
Net working capital		**2,697,047**		2,941,332
Total assets		**4,715,097**		4,900,327
Total long-term liabilities		**39,296**		50,178
Total liabilities		**973,760**		1,001,837
Shareholders' equity		**3,741,337**		3,898,490

Total assets of the Company at the end of the quarter decreased to $4,715,097 compared to $4,900,327 at the prior year end, primarily due to a decrease in cash and cash equivalents.

Cash and cash equivalents decreased by $336,658 from the prior year end to $516,656 of which $500,000 is invested in a prime-linked cashable GIC issued by the Royal Bank of Canada.

Accounts receivable decreased to $706,605 from $821,140 at the prior year end.

Inventory increased to $1,203,314 from $1,143,936 at the prior year due to the timing of catalogue mailings.

Prepaid royalties for video products increased to $775,192 from $726,763 at the prior year end due to an increased activity of programme acquisition in this quarter.

Investment in productions remained unchanged at $100,000 from the prior year.

Capital assets increased to $633,492 from $560,274 at the prior year end. Continuing capital expenditures for the first quarter for master tapes were $9,122. New e-commerce development additions were $125,018 for the first quarter.

Total liabilities decreased to $973,760 from $1,001,837 at the prior year end primarily from the decrease in accounts payable.

Shareholders' equity decreased by $157,153 from $3,898,490 at the prior year end. The share capital as at August 2, 2008 was $2,110,316 with 7,828,333 shares outstanding, which is unchanged from the prior year end.

(continued on next page)

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

At year end, the Company had an operating line of credit of $2,000,000 of which approximately $40,000 was outstanding. A registered general agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit.

On September 17, 2007, the corporation received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on September 20, 2008, a maximum of 412,283 shares of the corporation for cancellation. The Company purchased no shares during the term of this normal course issuer bid.

SUBSEQUENT EVENTS

Normal Course Issuer Bid approved

On September 17, 2008, the Company received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on September 21, 2009, a maximum of 422,483 shares of the corporation for cancellation. As at September 26, 2008, the Company has purchased no shares for cancellation.

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, John Grzybowski, the Chief Financial Officer of BFS Entertainment & Multimedia Limited, certifies that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending August 2, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 26, 2008

"signed" John Grzybowski
Chief Financial Officer

END